Corrected Filing to

                             ARTICLES OF AMENDMENT

                                 EUROGAS, INC.

               DESIGNATION OF RIGHTS, PRIVILEGES, AND PREFERENCES
                   1997 SERIES A CONVERTIBLE PREFERRED STOCK


     Pursuant to the provisions of the Utah Revised Business Corporation Act, section 16-10a-124, of the laws of the state of Utah, the undersigned corporation hereby adopts the following corrections to the Designation of Rights, Privileges, and Preferences of 1997 Series A Convertible Preferred Stock (the "Designation") filed May 29, 1997, a copy of which is attached hereto and incorporated herein by reference.

     FIRST:  The name of the Corporation is EuroGas, Inc.

     SECOND: This corrective filing is made by the Corporation by reason of the fact that section 4.03 and section 4.04 of the Resolution did not contain the complete text as approved. The complete text of the section 4.03 and 4.04 are as follows:

          4.03 The holder is entitled, at its option, to convert 25% of the shares of 1997 Series A Convertible Preferred Stock into shares of Common Stock 45 days after the issuance of the shares of 1997 Series A Convertible Preferred Stock. The holder is entitled, at its option, to convert an additional 25% (50% cumulatively) of the shares 75 days after the issuance of the shares of 1997 Series A Convertible Preferred Stock, an additional 25% (75% cumulatively) 105 days after the issuance of the shares of 1997 Series A Convertible Preferred Stock, and an additional 25% (100% cumulatively) 135 days after the issuance of the shares of 1997 Series A Convertible Preferred Stock. In the event the Corporation raises additional funds through a Regulation S offering, the above conversion periods shall change so that all shares of 1997 Series A Convertible Preferred Stock may be converted after 45 days.

          4.04 The number of shares of the Corporation's Common Stock issuable upon conversion of each share of the 1997 Series A Convertible Preferred shall equal the $1,000 plus the amount of any accrued but unpaid dividends through the "Conversion Date" as defined below, divided by the lesser of
     (i) 125% of the average closing bid price, as reported by Bloomberg with respect to the Frankfurt and the Nasdaq Bulletin Board exchanges, for the five trading days preceding the issuance of the 1997 Series A Convertible Preferred Stock; or (ii) 82% of the average closing bid price, as reported by Bloomberg with respect to the Frankfurt and Nasdaq Bulletin Board exchanges, for the five trading days preceding the Conversion Date. Any necessary currency conversion shall be at the rate reported by Bloomberg at 4:00 p.m. New York, New York, time each day. In the event the Corporation raises additional funds through a Regulation S offering, 82% shall become 75%.

IN WITNESS WHEREOF, the following corrected filing to the Designation of Rights, Privileges, and Preferences of 1997 Series A Preferred Convertible Stock of the Corporation has been executed this 29th day of May, 1997.

ATTEST:                                 EUROGAS, INC.


By   /s/ Hank Blankenstein              By   /s/ Paul Hinterthur
  Hank Blankenstein, Secretary            Paul Hinterthur, President